Trio Hygiene Systems, LLC
2017 Executive Summary

Business Summary:

This project has been created and fueled by the passion and life savings of the Founder of the Company, since 2008. Through the identification and sourcing of an international supply chain consisting of six (6) factories, one (1) formulations laboratory, one (1) PCI Level-1 Certified fulfillment warehouse, and one (1) completely developed and operational website, Trio Hygiene Systems, LLC (THS) is a post-revenue company which manufactures, markets, sells and distributes its own series of patented, "Tidymates®" branded personal care products; providing an upgraded hygiene experience compared to using just toilet paper (a fifty ($50) billion per annum industry).

Initially, THS is focused on selling its products into "commercial" settings, and via its on-line retail "direct-to-consumer" subscription program. The key to unlocking the potential of this high margin continuity business is to rapidly grow a core base of at least twenty-five thousand (25,000) end-use customers (to achieve positive cash flow), and to generate continuity revenue from the supply of its exclusive refills.

THS has been granted three (3) issued patents and three (3) registered trademarks by the USPTO, owns all proprietary injection and blow mold equipment and, has determined all necessary strategic sources for its product supplies, manufacturing, packaging, warehousing, and fulfillment of its products. All product packaging is completely developed and available for each sales channel, and (for a one-time setup charge) can offer OEM private labeling options for select commercial customers.

After making more than fifty (50) engineering/design improvements and, after successfully completing Beta-A and, Beta-B testing, the Company officially launched its first series of patented Tidymates® products on March 16, 2016. The Company is actively selling its products at: Staples.com, Amazon.com, Tidymates.com, and Waxie.com.

The Problem:

According to the market research we have completed and the polls we have taken, ninety percent (90%) of people agree that the combination of using toilet paper and wipes together is a more complete hygienic option than just using toilet paper by itself. However in the United States, only an estimated three and one-half percent (3.5%) are doing anything about it (compared to twelve percent (12%) in Europe). Even the eleven (11) million active U.S. users of the Wet & Dry practice in the bathroom must *remember* to *twist* and *reach* far away from the T.P. to get a wipe typically stashed precariously behind the toilet or down on the floor, in a contaminated wipe container. Current delivery methods are disjointed, unsanitary and, clutter bathrooms due to their requirement of excessive handling and shelf space.

Furthermore, ninety-two percent (92%) of wipes on the market are not made to be flushed, which is a major problem. All regulation in the flushable wipe industry is "voluntary". Therefore, many large wipe makers inappropriately claim their wipes are safe to flush. Moreover, most makers do not subject their finished products to the scrutiny of accredited, independent lab testing; rather, such claims are asserted by people on company payroll.

In addition, consumers of wipes don't read disposal instructions and are otherwise largely confused, mislead or unaware of which wipes (when flushed) damage pipes, wastewater treatment facility infrastructure(s) and, the environment.

We find that most consumers do not wish to cause this harm, if they knew the difference.

The Solution:

The patented Tidymates® system and the truly flushable wipe products we offer, confront all of these problems, head-on, with full transparency.

The Tidymates® system is filled with unique advantages not previously available to the marketplace. Especially, to those who understand that toilet paper is an incomplete system for complete hygiene. The products remove inconvenience, contamination, safety concerns, clutter and, clogged pipes from that otherwise experienced with virtually all other wipe products. Only Tidymates® exclusive wipe refills work inside the system; protecting customers from false flush claims and from inadvertently flushing wipes that were never meant to be flushed in the first place.

In recognition by the Company that the patented snap-in dispenser will not work inside *all* bathroom fixtures, the Founder has created a product pipeline that, in part, will be developed and expected to be available for commerce by the end of Q1, 2017. These new SKU's will take aim at leveraging sales of our current products and also, broadening our potential customer base to drive greater customer acquisition rates.

More products in our patented product pipeline that have been created by the Founder, are pending development, and are anticipated to require substantial investment prior to their release. However, it is important to note that said patented products in said product pipeline were intentionally crafted by the Founder to circumvent our issued patents and also, to expand our Tidymates® brand into other areas of homes and businesses, including but not limited to: Kitchens and Garages.

Target Market:

To date, we are capable to produce our products that can serve multiple sales channels, without affecting our production lead time(s). Using an independent, commission based (W-9) salesforce, we are targeting "Commercial Reseller" (Healthcare, Hospitality & Lodging, Long Term Care, etc.) and "Direct to Consumer" verticals, respectively.

Trio Hygiene Systems, LLC
2017 Executive Summary

The main difference between all sales verticals described is how Tidymates® products are packaged. As more and more traction is gained in our targeted sales verticals, we expect to scale our operations to also include "Retail" (brick and mortar stores) and develop "Commercial" house accounts for greater exposure and achieve a greater diversification of revenue streams.

Market Size:

According to the latest census reports, there are eighty (80) million U.S. homes with at least one and one-half, bathrooms (1.5). In addition, the Company estimates there are more than five (5) million private bathrooms between the Hospitality & Lodging, Healthcare, and Long Term Care facilities, respectively.

The flushable wipe market has been established since the year of 1997, and has grown at a rate of five to seven (5-7%), annually. Currently, the flushable wipe market is a two and one-half ($2.5) billion dollar market. Flushable wipes adoption rates in the United States is about three and one-half percent (3.5%).

In addition to the three and one-half percent (3.5%) of American's (approximately 11 million) which actively purchase "flushable wipes", there is the other ninety-six and one-half percent (96.5%) of Americas population that should use flushable wipes. The Company sees no reason why the flushable wipe market could not be three times (3X) the size in America, provided the availability of the right delivery system(s).

THS believes that, with the right delivery system(s), the future of the flushable wipe market in the United States will be substantial and compete with current usage rates within Europe (ten to twelve percent (10-12%)).

Business Model:

This is an annuity based revenue model derived from the supply of the commodity of its flushable wet wipe refills. Although each consumer is different, the average user of a Tidymates® dispenser consumes eighteen (18) refills per year. Our profit margins give us flexibility in our pricing to mitigate customer "price" objections whilst building barriers to entry for potential future competition by keeping our prices competitive with other flushable wipe products.

Sales/Marketing Strategy:

Over the next year, our marketing strategy will focus on 1) developing more engaging sales funnel and content to retain subscribing customers and also, 2) producing "creatives" that we will leverage to expose our company personality/brand, educational messaging, and introduce our product line to a larger targeted audience. Said "creatives", once developed, will be consistently marketed in combination with our current "creatives" via on-line commercials and through various other on-line opportunities deemed appropriate.

Our sales force currently consists of ten (10) independent sales reps (W-9) and also, through the third-party sales representative support available to Tidymates® at Waxie Sanitary Supply (approximately forty (40) reps.). We will continue to actively support these reps in their pursuit of sales opportunities for our products. Additional independent sales representatives will be brought in, on a case by case basis.

THS' online subscription business will target its campaign "creatives" and marketing efforts toward the estimated four point eight (4.8) million, child bearing, English and Spanish speaking, educated women, aged twenty to fifty (20-50), residing within a fifty (50) mile radius from the three major cities of California, with household incomes of seventy-five thousand dollars (>$75,000) per year, or greater.

The Company is also active in pursuing opportunities in the "Home Shopping" retail space, with companies such as HSN and QVC. This is the least expensive and only television air-time we can justify as a potentially viable opportunity for us as an early stage growth company.

Finally, provided adequate funding, the Company will seek to fill the role of Marketing Director to bolster the Company's ability to grow at a more consistent, accelerated pace.

Competitive Advantage(s):

To say that we are the first to offer flushable wipes is tantamount to saying that coffee did not exist before "Starbucks". Despite knowing that coffee can be bought elsewhere for far less, people flock to Starbucks to stand in line for ten (10) minutes to pay five dollars ($5.00) for a coffee drink that takes another ten (10) minutes to make and then is typically consumed within thirty (30) minutes. "Starbucks" does something special with coffee that has not been replicated with the same level of success. "Tidymates®" does something special with flushable wipes that fixes all the previous problems associated with using, accessing and flushing wipes.

No other company can compete with our wipe delivery system(s); dubbing all competing wipe products as "primitive" and "unsanitary". THS' patented product line is complete with unrivaled convenience, ease of use, sanitation and proven flush safety solutions to a very large percentage of the population. The Tidymates™ dispenser is produced in a variety of five (5) standard finishes for custom applications.

Trio Hygiene Systems, LLC
2017 Executive Summary

A Total of three (3) Utility and Design patents have been issued, and additional patents for this product pipeline are pending. THS has had its flushable wipe products independently tested and proven by a U.S. based, ISO accredited laboratory to meet/exceed all current "Flushability Guidelines and Definitions", and is currently rated as the most scientifically advanced overall flushable wipe product on the market (based on 6 metrics).

Team:

The entire project has many components to it. The Founder of the Company has cycled through and terminated several underperforming and/or overpriced service providers and suppliers; with lessons learned every step of the way. Said terminations required replacement to further our ability to operate with a greater potential of success.

Currently, the Founder of the Company has eight (8) years' experience in product design, manufacturing, packaging, supply chain, ecommerce, governance, legal and accounting, as well as, a prior background in finance. In addition to the experience of the Founder, he has worked, in confidence, with its current team of highly detailed and experienced, third-party service providers and supply chain partners for several years.

Although THS is lean on internal associates, the Company is not lean on resources or ability. The success the Founder has had in retaining top-quality service providers and a W-9 sales force has allowed the Company to streamline its operational expenses to a minimum without affecting quality or throughput. The Company has assembled a vetted team of third party professionals for many aspects of its operations, including but not limited to: a team of twenty-six (26) manufacturing agents (production side) with twenty (20) years manufacturing experience that is fluent in all Chinese dialects, a team of twelve (12) "wipe converting" and "formulations" experts, a graphic design boutique firm, and has a team of up to eighty (80) fulfillment and warehousing operators on-hand, amongst several other highly qualified third party relationships.

The team, however, is deficient of a Marketing Director which, if adequately funded, will be actively sought to aid in the development and execution of our marketing and advertising initiatives.

Key Financial Highlights:

- Initial Capital Invested to date: $200K founder-contributed and $100K contributed by his immediate family to support roll-out. More funding is sought for marketing and advertising, and new product development.
- Notably low cost yet highly effective operations.
- Up to an additional $100K in purchase order financing available to Company.
- Profitability: Anticipated within 18-24 months of receipt of adequate additional funding.
- Investor and Founder exit via merger and acquisition (M&A).



Thank you!

www.tidymates.com